UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003

                            GRUPO TELEVISA, S.A.
           -----------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
-----------------------------------------------------------------------------
                  (Address of principal executive offices)





     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                      -----                                 -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                      No     X
                    -----                                     -----


     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82         .)
                                                 ---------

                            GRUPO TELEVISA, S.A.
                            --------------------

     By resolution of the Board of Directors of GRUPO TELEVISA, S.A. and pursuant to articles 179, 183 and other applicable articles of the General Law of Commercial Companies and to articles Fourteenth, Fifteenth, Sixteenth and other applicable articles of the corporate By-laws, holders of Series "D" shares of the capital stock of such company are hereby called to a special ordinary shareholders meeting that shall be held on April 30, 2003 at 12:15 p.m. at the corporate domicile of the company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790 of this city, in order to deal with the issues contained in the following:

                                   AGENDA
                                   ------

     I. Appointment or ratification, as the case may be, of members of the Board of Directors to be appointed at this meeting pursuant to articles Twenty-Sixth and Twenty-Seventh of the corporate By-Laws.

     II.  Appointment   of  delegates  to  carry  out  and   formalize  the
          resolutions adopted at this meeting.

     According to the provisions of article Seventeenth of the corporate By-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company and shall present the corresponding admission card which should be requested no later than forty-eight hours prior to the hour of the shareholders meeting, at the secretary's offices located at Montes Urales No. 505, 3rd floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District for which purpose the certificates that represent the corresponding shares or certificates or deposit certificates of such shares issued by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or by a Mexican credit or foreign institution, or by authorized brokerage firms should be deposited in the secretary's offices.

     In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, shall attach to the statements issued by such institution, the lists that identify the shareholders.

     The shareholders may be represented by legal representatives who must evidence their authority by means of a power-of-attorney granted in terms of the format prepared by the Company in compliance with subparagraph c), paragraph VI of Article 14 Bis 3 of the Mexican Securities Market Law and the corporate By-laws. The above-mentioned formats will be available to the shareholders or their legal representatives, at the above-mentioned secretary's domicile, during the fifteen days prior to the date in which the meeting will be held.

                Mexico City, Federal District, April 3, 2003


                           JUAN S. MIJARES ORTEGA
                    Secretary of the Board of Directors

                            GRUPO TELEVISA, S.A.
                            --------------------

     By resolution of the Board of Directors of GRUPO TELEVISA, S.A. and pursuant to articles 179, 183 and other applicable articles of the General Law of Commercial Companies and to articles Fourteenth, Fifteenth, Sixteenth and other applicable articles of the corporate By-laws, holders of Series "L" shares of the capital stock of such company are hereby called to a special ordinary shareholders meeting that shall be held on April 30, 2003 at 12:00 p.m. at the corporate domicile of the company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790 of this city, in order to deal with the issues contained in the following:

                                   AGENDA
                                   ------

     I. Appointment or ratification, as the case may be, of members of the Board of Directors to be appointed at this meeting pursuant to articles Twenty Sixth and Twenty Seventh of the corporate By-Laws.

     II.  Appointment   of  delegates  to  carry  out  and   formalize  the
          resolutions adopted at this meeting.

     According to the provisions of article Seventeenth of the corporate By-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company and shall present the corresponding admission card which should be requested no later than forty-eight hours prior to the hour of the shareholders meeting, at the secretary's offices located at Montes Urales No. 505, 3rd floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District for which purpose the certificates that represent the corresponding shares or certificates or deposit certificates of such shares issued by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or by a Mexican credit or foreign institution, or by authorized brokerage firms should be deposited in the secretary's offices.

     In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, shall attach to the statements issued by such institution, the lists that identify the shareholders.

     The shareholders may be represented by legal representatives who must evidence their authority by means of a power-of-attorney granted in terms of the format prepared by the Company in compliance with subparagraph c), paragraph VI of Article 14 Bis 3 of the Mexican Securities Market Law and the corporate By-laws. The above-mentioned formats will be available to the shareholders or their legal representatives, at the above-mentioned secretary's domicile, during the fifteen days prior to the date in which the meeting will be held.

                Mexico City, Federal District, April 3, 2003


                           JUAN S. MIJARES ORTEGA
                    Secretary of the Board of Directors

                           GRUPO TELEVISA, S.A.
                           --------------------

     By resolution of the Board of Directors of Grupo TELEVISA, S.A. and pursuant to articles 179, 183 and other applicable articles of the General Law of Commercial Companies and to articles Fourteenth, Fifteenth, Sixteenth and other applicable articles of the corporate By-laws, holders of Series "A" shares of the capital stock of such company are hereby called to a general ordinary and extraordinary shareholders meeting that shall be held on April 30, 2003 at 12:30 p.m. at the corporate domicile of the company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790 of this city, in order to deal with the issues contained in the following:

                                   AGENDA
                                   ------

                   GENERAL ORDINARY SHAREHOLDERS MEETING
                   -------------------------------------

     I. Presentation and, in its case, approval of the report of the Board of Directors for the year ended on December 31, 2002, pursuant to Article 172 of the General Law on Commercial Companies, including the financial statements for the year ended on December 31, 2002 and the Statutory Auditor's report.

     II. Presentation of the report of the Audit Committee, pursuant with subparagraph c), paragraph IV of Article 14 Bis 3 of the Securities Market Law; resolutions on that respect.

     III. Resolution regarding the allocation of final results, including the declaration and payment of a dividend in cash in the amount of $550,000,000.00 pesos.

     IV. Resolution regarding the amount that may be allocated to the repurchase of shares of the Company pursuant to Article 14 Bis 3, paragraph I of the Securities Market Law; and presentation of the report on the policies and resolutions adopted by the Board of Directors of the Company, regarding the acquisition and sale of such shares.

     V. Appointment or ratification, as the case may be, of the members that shall form the Board of Directors, Statutory Auditors, as well as the Secretary and the Alternate Secretary.

     VI. Appointment or ratification, as the case may be, of members that shall form the Executive Committee.

     VII. Appointment or ratification, as the case may be, of members that shall form the Audit Committee.

     VIII.Compensation to members of the Board of Directors, of the Executive Committee and of the Audit Committee, as well as to the Statutory Auditors, and Secretary and Alternate Secretary.

     IX. Designation of delegates who will carry out and formalize the resolutions adopted at this meeting.

          GENERAL EXTRAORDINARY SHAREHOLDERS MEETING
          ------------------------------------------

     I. Report regarding the repurchase of shares of the Company, the stock option plan for executive officers of the Company, and the long-term retention plan; resolutions on that respect.

     II. Resolution regarding the cancellation of repurchased shares and the resulting decrease of the capital stock and amendment of article Sixth of the corporate By-laws.

     III. Appointment of delegates who will carry out and formalize the resolutions adopted at this meeting.

     According to the provisions of article Seventeenth of the corporate By-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company and shall present the corresponding admission card which should be requested no later than forty-eight hours prior to the hour of the shareholders meeting, at the secretary's offices located at Montes Urales No. 505, 3rd floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District for which purpose the certificates that represent the corresponding shares or certificates or deposit certificates of such shares issued by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or by a Mexican credit or foreign institution, or by authorized brokerage firms should be deposited in the secretary's offices.

     In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, shall attach to the statements issued by such institution, the lists that identify the shareholders.

     The shareholders may be represented by legal representatives who must evidence their authority by means of a power-of-attorney granted in terms of the format prepared by the Company in compliance with subparagraph c), paragraph VI of Article 14 Bis 3 of the Mexican Securities Market Law and the corporate By-laws. The above-mentioned formats will be available to the shareholders or their legal representatives, at the above-mentioned secretary's domicile, during the fifteen days prior to the date in which the meeting will be held.

                Mexico City, Federal District, April 3, 2003


                           JUAN S. MIJARES ORTEGA
                    Secretary of the Board of Directors

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GRUPO TELEVISA, S.A.
                                        ---------------------------------
                                                (Registrant)


Dated:  April 3, 2003                   By /s/ Jorge Lutteroth Echegoyen
                                           ------------------------------
                                           Name:  Jorge Lutteroth Echegoyen
                                           Title: Controller, Vice-President